UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder
ACTION ACQUISITION CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-52341
(Commission File No.)
Cayman Islands	N/A
(State of Incorporation)	(IRS Employer Identification No.)

c/o Shenzhen ORB-Fortune New-Material Co., Ltd
Room O-R, Floor 23, Building A, Fortune Plaza
Shennan Road, Futian District
Shenzhen, Guangdong
People’s Republic of China 518040
(Address of principal executive offices)

+86(755) 8204-6828
(Registrant's telephone number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

ACTION ACQUISITION CORPORATION
c/o Shenzhen ORB-Fortune New-Material Co., Ltd
Room O-R, Floor 23, Building A, Fortune Plaza
Shennan Road, Futian District
Shenzhen, Guangdong
People’s Republic of China 518040

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about October 12, 2010 to the holders of record at the close of business on September 10, 2010 (the “Record Date”) of the ordinary shares, par value $0.000128 per share (“Ordinary Shares”), and preference shares, par value $0.000128 per share (“Preference Shares”), of Action Acquisition Corporation, a Cayman Islands company (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated September 10, 2010, among the Company, Skyline Investors, LLC (“Skyline”), Grand Power Capital, Inc., a British Virgin Islands company (“GPC”), and its shareholders (the “Share Exchange Agreement”). The Share Exchange Agreement closed on September 10, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Action Acquisition Corporation.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on September 16, 2010.

On the Record Date, 14,651,922 Ordinary Shares and 98,885.37 Preference Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On September 10, 2010 (the “Closing Date”), we entered into and consummated the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of GPC in exchange for 10,129,725 Ordinary Shares and 98,885.37 Preference Shares, each Preference Share is convertible into 100 Ordinary Shares of the Company, representing approximately 90% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On August 31, 2010, Mr. David Richardson and Mr. Joseph Rozelle submitted their resignations from our Board of Directors.  Mr. Richardson’s resignation was effective immediately, whereas Mr. Rozelle’s will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).  In connection with the consummation of the Share Exchange, effective on the Closing Date, Messrs. Junning Ma and Morgan Simpson were appointed to our Board of Directors.  Mr. Ma’s appointment was effective immediately, whereas Mr. Simpson’s appointment will be effective on the Effective Date.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities, including our Ordinary Shares and our Preference Shares immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each security holder known by us to be the beneficial owner of more than 5% of our outstanding securities prior to and after the closing of the transactions contemplated by the Share Exchange Agreement and (ii) each of our directors and executive officers prior to and following the closing of the Share Exchange Agreement.

	Before Closing of Share Exchange Agreement				After Closing of Share Exchange Agreement
Name and Address of Beneficial Owner	Number and Title of Shares Beneficially Owned(1)	% Ordinary Shares(2)	% Preference Shares(2)(3)	% Total Voting Power(2)(4)	Number and Title of Shares Beneficially Owned(1)	% Ordinary Shares(2)	% Preference Shares(2)(3)	% Total Voting Power(2)(4)

Karl Brenza (5) Skyline Investors, LLC Maxim Group LLC c/o Maxim Group LLC 405 Lexington Avenue 2nd Floor New York, NY 10174	3,523,922 Ordinary	77.925%	0%	77.925%	3,523,922 Ordinary	25.05%	0%	14.36%

Junning Ma (6) c/o Shenzhen ORB-Fortune New-Material Co., Ltd Room O-R, Floor 23, Building A, Fortune Plaza Shennan Road, Futian District Shenzhen, Guangdong, PRC 518040	N/A	N/A	N/A	N/A	98,885.37 Preference 4,476,978 Ordinary	30.56%	100%	58.54%

Apollo Enterprises International Inc. c/o Shenzhen ORB-Fortune New-Material Co., Ltd Room O-R, Floor 23, Building A, Fortune Plaza Shennan Road, Futian District Shenzhen, Guangdong, PRC 518040	N/A	N/A	N/A	N/A	98,885.37 Preference	0%	100%	40.29%

Aubo Automobile Inc. c/o Shenzhen ORB-Fortune New-Material Co., Ltd Room O-R, Floor 23, Building A, Fortune Plaza Shennan Road, Futian District Shenzhen, Guangdong, PRC 518040	N/A	N/A	N/A	N/A	2,238,489 Ordinary	15.28%	0%	9.12%

Universal Kingdom International Ltd. c/o Shenzhen ORB-Fortune New-Material Co., Ltd Room O-R, Floor 23, Building A, Fortune Plaza Shennan Road, Futian District Shenzhen, Guangdong, PRC 518040	N/A	N/A	N/A	N/A	2,238,489 Ordinary	15.28%	0%	9.12%

	Before Closing of Share Exchange Agreement				After Closing of Share Exchange Agreement
Name and Address of Beneficial Owner	Number and Title of Shares Beneficially Owned(1)	% Ordinary Shares(2)	% Preference Shares(2)(3)	% Total Voting Power(2)(4)	Number and Title of Shares Beneficially Owned(1)	% Ordinary Shares(2)	% Preference Shares(2)(3)	% Total Voting Power(2)(4)

Sheng Zhou (7) c/o Good Energy Enterprise Ltd. 1601, South Tower Poly International Plaza No.1 Pazhou Road East, Haizhu District, Guangzhou, PRC	N/A	N/A	N/A	N/A	5,652,747 Ordinary	38.58%	0%	23.03%

Golden Grand Enterprises Ltd. 1601, South Tower Poly International Plaza No.1 Pazhou Road East, Haizhu District, Guangzhou, PRC	N/A	N/A	N/A	N/A	3,617,757 Ordinary	24.69%	0%	14.74%

Good Energy Enterprise Ltd. 1601, South Tower Poly International Plaza No.1 Pazhou Road East, Haizhu District, Guangzhou, PRC	N/A	N/A	N/A	N/A	1,401,882 Ordinary	9.57%	0%	5.71%

Current and Former Officers and Directors (other than Messrs. Brenza and Ma, whose share ownership is referenced under the heading 5% of greater shareholders)

Guangning Xu (8)	N/A	N/A	N/A	N/A	0	0	0	N/A

Joseph Rozelle (9)	781,250 Ordinary	17.276%	0%	17.276%	781,250	*	*	*

David Richardson (10)	0	0	0	N/A	0	0	0	N/A

Morgan Simpson (11)	N/A	N/A	N/A	N/A	0	0	0	N/A

All current and former officers and directors as a group (6 persons)	4,305,172 Ordinary	95.20%	N/A	95.20%	8,782,150 Ordinary 98,885.37 Preference	59.94%	100%	76.08%

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has ownership of and voting power and investment power with respect to our ordinary shares or preference shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)
Based on 4,522,197 ordinary shares issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 14,651,922 ordinary shares and 98,885.37 preference shares issued and outstanding after the closing of the transactions contemplated by the Share Exchange Agreement (as of the Closing Date)

(3)
No Preference Shares were issued and outstanding as of the Record Date and 98,885.37 Preference Shares were issued and outstanding as of the Closing Date. Each Preference Share is convertible into 100 Ordinary Shares (subject to customary adjustments for stock splits, combinations, or equity dividends on Ordinary Shares). Holders of Preference Shares vote with the holders of Ordinary Shares on all matters on an “as converted” basis.

(4)
Percentage of Total Voting Power represents total ownership with respect to all shares of our ordinary shares and preference shares, as a single class and on an “as converted” basis giving effect to the 100-for-1 conversion rights of the preference shares.

(5)
Effective as of August 31, 2010, in connection with the acquisition of 3,523,922 ordinary shares by Skyline, Mr. Brenza became our Chief Executive Officer and President.  Mr. Brenza resigned as our Chief Executive Officer and President effective as of the Closing Date.  Mr. Brenza does not hold any shares in the Company directly but has sole voting and dispositive power with respect to the shares held by Skyline.  Mr. Brenza is a Managing Director of both Skyline and Maxim, which is deemed the beneficial owner of all of the shares held by Skyline.  Mr. Brenza disclaims beneficial ownership of these shares

(6)
Effective as of the Closing Date, Mr. Ma became our Chairman, Chief Executive Officer and President.  Mr. Ma does not hold any shares in the Company directly but has sole voting and dispositive power with respect to the shares held by the following former GPC Shareholders:  Apollo Enterprises International Inc., Aubo Automobile, Inc. and Universal Kingdom International Ltd.  Mr. Ma is a Director of Apollo Enterprises International, Inc. and  the President and Chief Executive Officer of Aubo Automobile, Inc. and Universal Kingdom International, Ltd.  These shares were all acquired in connection with the closing of the transactions contemplated by the Share Exchange Agreement.

(7)
Mr. Zhou does not hold any shares in the Company directly but has sole voting and dispositive power with respect to the shares held by the following former GPC Shareholders:  Golden Grand Enterprises Ltd, Good Energy Enterprise Ltd. and Huge Pine Development Ltd.  Mr. Zhou is the Managing Partner of each of these entities.  These shares were all acquired in connection with the closing of the transactions contemplated by the Share Exchange Agreement.

(8)
Effective as of the Closing Date, Mr. Xu became our Vice Chief Financial Officer and Secretary.  Mr. Xu’s address is c/o Shenzhen ORB-Fortune New-Material Co., Ltd, Room O-R, Floor 23, Building A, Fortune Plaza, Shennan Road, Futian District, Shenzhen, Guangdong, PRC 518040

(9)
Effective as of the Closing Date, Mr. Rozelle resigned as our Secretary.  He has also submitted his resignation as a director, such resignation to be effective as of the Effective Date.  Mr. Rozelle’s address is c/o Nautilus Global Business Partners, 700 Gemini, Suite 100, Houston, TX 77058.  Mr. Rozelle does not hold any shares of the Company directly but retains sole voting and dispositive power over the shares held by Nautilus Global Business Partners.

(10)	Mr. Richardson resigned as a director of the Company effective as of August 31, 2010 in connection with the acquisition by Skyline of 3,523,922 ordinary shares of the Company.

(11)	Mr. Simpson has been appointed a director of the Company, such appointment to be deemed effective as of the Effective Date.

Other than as set forth herein, there are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our board of directors consisted of two members, Messrs. David Richardson and Joseph Rozelle, who were elected to serve until their successors are duly elected and qualified. In connection with the acquisition by Skyline Investors, LLC of approximately 3.5 million ordinary shares on August 31, 2010, and the consummation of the transactions contemplated by the Share Exchange Agreement, Mr. Richardson resigned from the board of directors effective August 31, 2010, and Mr. Rozelle submitted his resignation, such resignation to be automatically effective as of the Effective Date.  Mr. Rozelle also served as our President and Chief Financial Officer from inception until August 31, 2010 when he resigned from those positions.  Mr. Karl Brenza was appointed Chief Executive Officer of the Company effective as of August 31, 2010 and, in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, tendered his resignation effective as of September 10, 2010.

Current Directors and Executive Officers

In connection with the closing of the Share Exchange Agreement, Mr. Ma was appointed to serve as Chairman, President and a Director of the Company, and Mr. Guangning Xu was appointed Vice Chief Financial Officer and Secretary of the Company, in each case effective as of September 10, 2010.  Additionally, Mr. Morgan Simpson has been appointed to serve as an Independent Director, effective as of the Effective Date.

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

The names of our current executive officers and directors, as well as certain information about them, are set forth below

NAME	AGE	POSITION WITH ACTION

Marco Ma	44	Chairman, Chief Executive Officer, President and Director

Guangning Xu	35	Vice Chief Financial Officer and Secretary

Joseph Rozelle	36	Director

Morgan Simpson	59	Independent Director

Mr. Ma founded ORB in 2005, and since then, has acted as its Chief Executive Officer.  In 1997, Mr. Ma founded Changchun ORB Fine Chemistry Co., Ltd., where he directed the development and promoted the application of polyurethane adhesive sealant for car windshields.  Prior to 1997, Mr. Ma was involved in hotel management and held various executive leadership positions with several hotels. Mr. Ma holds a master’s of management and bachelor of economics degree from Sun Yat-Sen University.

Mr. Xu has been the Chief Financial Officer of ORB since 2009. From 2004 to 2008, he served as the Senior Manager of the Auditing Department of Guangdong Da-hua De-lu Accounting Firm.  Mr. Xu is a certified public accountant and received his bachelor of arts in accounting from the Hunan College of Finance and Economics.

Mr. Simpson is the founder and Chief Executive Officer of Radnor Research & Trading Company, LLC since 2003. He graduated with honors from the Cox School of Business at Southern Methodist University and immediately began his career on the trading desk of W. H. Newbolds. In 1977 he became a member of the Philadelphia Stock Exchange as an options specialist and trader and currently is a member of the New York Stock Exchange and other principal exchanges. He has served as a member of the Philadelphia Board of Trade, held a Foreign Currency Participation and was appointed a vice president overseeing foreign currency options. His registrations include the Series 4, 7, 9, 10, 12, 24, 55, 63, 65 & single stock futures.  Mr. Simpson’s appointment as a director will be effective as of the Effective Date.

Mr. Rozelle has been one of our directors since April 2006 and served as our President and Chief Financial Officer from September 2006 until May 20, 2010.  Immediately prior to the execution of the Share Exchange Agreement, Mr. Rozelle resigned from all offices he held with us. Mr. Rozelle also submitted his resignation as a member of our Board of Directors, which will become effective on the Effective Date. Mr. Rozelle is currently the President of Nautilus Global Partners, LLC, a company dedicated to facilitation of “going public” transactions for foreign and domestic operating companies on the public United States Exchanges. Prior to joining Nautilus Global Partners, LLC in 2006, Mr. Rozelle was a consultant with Accretive Solutions, providing Sarbanes-Oxley Compliance consulting and other accounting related consulting services. During his career he has served in several companies in positions where he worked in financial modeling, due diligence, preparation of investment summaries, asset securitization, planning and financial analysis, risk analysis, mergers and acquisition evaluation, corporate budgeting, commercial banking, auditing, and SEC filings involving corporate mergers, spin-offs, public debt offerings, and annual reports. Mr. Rozelle holds a Bachelors of Business Administration degree from the University of Houston and a Masters of Business Administration degree from the Jesse H. Jones School of Management at Rice University. Mr. Rozelle is also the sole director and sole executive officer of VPGI, Inc., a public corporation.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions With Related Persons

Except as disclosed herein, since the beginning of the 2009 fiscal year, there have been no transactions nor are there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000 and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires directors, executive officers and persons who are the beneficial owners of more than 10% of any class of equity securities that are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of those equity securities. The reporting persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended June 30, 2010, we have determined that Messrs. Rozelle and Richardson, our former officers and directors, were delinquent in filings Section 16 reports required to be filed by them during the year and have never filed any Section 16 reports with the SEC. The Company believes that its current officers, directors and 10% shareholders will seek to comply timely with all reporting requirements under Section 16(a) of the Exchange Act.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors.  However, our board has determined that, upon his joining the board as herein contemplated, Mr. Simpson shall be deemed an independent director within the meaning of applicable Nasdaq Listing Rules and the rules promulgated by the SEC.

Board Meetings and Annual Meeting

During 2009 fiscal year, our board of directors did not meet. We did not hold an annual meeting in 2009.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our board of directors. Although our board of directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our board of directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our board of directors.

We do not have a charter governing the nominating process. The members of our board of directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our board of directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our board of directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, Mr. Ma is serving as the Chairman of our board of directors, Chief Executive Officer, and President. Mr. Ma’s role is to oversee and manage the board of directors and its functions, including setting meeting agendas and running board meetings. In this regard, Mr. Ma and the board of directors in their advisory and oversight roles are particularly focused on assisting senior management in seeking and adopting successful business strategies and risk management policies, and in making successful choices in management succession.

Our board of directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the board of directors participates in the oversight of the process. The oversight responsibility of our board of directors is enabled by management reporting processes that are designed to provide visibility to the board of directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our board of directors does not currently provide a process for shareholders to send communications to our board of directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our operating subsidiaries were private limited companies organized under the laws of the People’s Republic of China, and in accordance with its regulations, the salary of our executives was determined by our shareholders.

Our named executive officers are Messrs. Ma and Xu, our Chief Executive Officer and President and Vice Chief Financial Officer, respectively. We have no employees whose compensation exceeded $100,000.

As the membership of our Board of Directors increases, our Board of Directors intends to form a compensation committee charged with the oversight of our executive compensation plans, policies and programs and the authority to determine and approve the compensation of our chief executive officer and make recommendations with respect to the compensation of our other executive officers.

Summary Compensation Table — Fiscal Years Ended 2009 and 2008 (1)

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Position	Year	Salary ($)(2)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)(2)(3)	Total ($)(2)

Marco Ma	2009	$5,733	0	0	0	$192	$5,925
Chairman, President and Chief Executive Officer	2008	$5,799	0	0	0	0	$5,799

Guangning Xu (4)	2009	$1,025	0	0	0	$73	$1,098
Vice Chief Financial Officer and Secretary

Joseph Rozelle (5)	2009	$0	0	0	0	0	0
Former President, Chief Financial Officer and Secretary	2008	$0	0	0	0	0	0

(1)
On September 10, 2010, we acquired GPC in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Ma became our Chief Executive Officer and President and Mr. Xu became our Chief Financial Officer. Prior to the effective date of the reverse acquisition, Messrs. Ma and Xu held the same positions with our operating subsidiary, ORB. The annual compensation shown in this table includes the amounts Messrs. Ma and Xu received from ORB prior to the consummation of the reverse acquisition.

(2)	Messrs. Ma and Xu are compensated in RMB. The amounts set forth in the table above are calculated using an exchange rate of $1.00 = RMB6.8282 published by the Bank of China on December 31, 2009.

(3)	The amount set forth in this column for Messrs. Ma and Xu represents a housing subsidy.

(3)	Mr. Xu joined ORB on October 28, 2009.

(4)	Mr. Joseph Rozelle resigned from the offices of President and Chief Financial Officer effective as of August 31, 2010 and from the office of Secretary effective as of September 10, 2010.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended June 30, 2010.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at June 30, 2010. No equity awards were made during the fiscal year ended June 30, 2010.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended June 30, 2010.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended June 30, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended June 30, 2010.

Potential Payments Upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the fiscal year ended June 30, 2010.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2010 we did not have a standing compensation committee. Our board of directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our board or Compensation Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Action Acquisition Corporation has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 12, 2010

ACTION ACQUISITION CORPORATION

/s/ Junning Ma
Junning Ma
Chief Executive Officer